                                                                                             EXHIBIT 12


                                  NINE WEST GROUP INC. AND SUBSIDIARIES
                            Computation of Ratio of Earnings to Fixed Charges
                                             (in thousands)
                            Thirteen Weeks Ended                         Year Ended
                            --------------------   ----------------------------------------------------
                              May 2        May 3    Jan. 31     Feb. 1     Feb. 3     Dec. 31   Dec. 31
                               1998         1997       1998       1997       1996        1994      1993
                            -------     --------   --------   --------    -------    --------   -------
Earnings:
---------
Income before provision
for income taxes per
statement of income........ $11,940      $28,792   $128,084   $139,406(A) $33,634(B) $106,809   $79,453

Add:
 Portion of rents
 representative of the
 interest factor...........  11,724        6,961     40,233     26,887     19,965       9,099     6,633

 Interest on indebtedness..  14,495       11,882     53,241     40,629     29,761       2,343     3,323

 Amortization of debt
 expense and premium.......     734          532      2,581      2,348      1,054           -         -
                            -------      -------   --------   --------    -------    --------   -------
 Income as adjusted........ $38,893      $48,167   $224,139   $209,270(A) $84,414(B) $118,251   $89,409
                            =======      =======   ========   ========    =======    ========   =======
Fixed Charges:
--------------
 Portion of rents
 representative of the
 interest factor........... $11,724      $ 6,961   $ 40,233   $ 26,887    $19,965    $  9,099   $ 6,633

 Interest on indebtedness..  14,495       11,882     53,241     40,629     29,761       2,343     3,323

 Amortization of debt
 expense and premium.......     734          532      2,581      2,348      1,054           -         -
                            -------      -------   --------   --------    -------    --------   -------
 Fixed charges............. $26,953      $19,375   $ 96,055   $ 69,864    $50,780    $ 11,442   $ 9,956
                            =======      =======   ========   ========    =======    ========   =======
Ratio of earnings to
fixed charges.............     1.44         2.49       2.33       3.00(A)    1.66(B)    10.33      8.98
                            =======      =======   ========   ========    =======    ========   =======

(A)  Income from continuing operations for 1996 was $83.6 million, or $2.26 per share on a fully diluted basis, compared to income from continuing operations of $19.0 million, or $0.53 per share, for 1995.
Results for 1996 include a net pretax charge of $19.0 million, of which approximately $13.8 million represents non-cash charges, primarily attributable to costs associated with the restructuring of North
American manufacturing facilities.

(B)  Includes the impact of: (1) a $34.9 million pre-tax non-recurring increase in cost of goods sold attributable to the fair value of inventory over the FIFO cost as required by the purchase method of accounting;
and (2) $51.9 million in business restructuring and integration expenses and charges associated with the integration of the footwear business of The United States Shoe Corporation into the Company.